Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ACME AtronOmatic, Inc
111 W Jefferson St Ste 200
Orlando, FL 32801
https://myradar.com

Up to $4,999,998.00 in Common Stock at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ACME AtronOmatic, Inc
Address: 111 W Jefferson St Ste 200, Orlando, FL 32801
State of Incorporation: DE
Date Incorporated: July 05, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Common Stock
Offering Maximum: $4,999,998.00 | 1,666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $399.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus Perk

As you previously signed up for Acme's TTW, you are eligible for 5% additional bonus shares.

Combo/Avid Investor Perk

Invest $399+ (minimum investment) within the first two weeks and receive 5% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-based Perks

Tier 1 Perk — Invest $1000+ and receive MyRadar T-shirt & subscription (worth $20/yr or thereabouts).

Tier 2 Perk — Invest $5,000+ receive MyRadar hat and mug & 3% bonus shares

Tier 3 Perk — Invest $10,000+ and receive Zoom call with founder & exec team and MyRadar umbrella & 5% bonus shares

Tier 4 Perk — Invest $15,000+ and receive a SatelliteSelfie(tm), a picture over your house from the first operational satellite (Your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), and a MyRadar rain jacket 7% bonus shares

Tier 5 Perk — Invest $20,000+ and receive Personalized video weather forecast for your location done by our meteorologist & 9% bonus shares

Tier 6 Perk — Invest $30,000+ and receive name inscribed on the satellite & 11% bonus shares

Tier 7 Perk — Invest $50,000+ and receive Dinner with the founder and executive team, including domestic airfare and hotel to Orlando & 13% bonus shares

Tier 8 Perk — Invest $75,000+ and receive Invite to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel & 15% bonus shares

Tier 9 Perk — Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) & 17% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

ACME AtronOmatic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

ACME AtronOmatic, Inc, is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

Intellectual Property

System and Method for Generating Accurate Hyperlocal Nowcasts. U.S. Patent No. 11,561,326 (issued 1/24/23)

Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands. Serial No. 16/925,164 (pending)

Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data. Serial No. 18/066,406. (pending).

Competitors and Industry

Competitors

In the consumer market our competitors include the traditional weather players like The Weather Channel, AccuWeather, and others, but our patented technology and alerting capabilities allow us to offer higher accuracy and reduced latency on weather alerts and other services. In the space market, there are other players like KUVA Space and Planet Labs, but, acording to our research, none have the existing user base or broad market reach that the MyRadar app affords us. No company has yet been able to bring affordable and convenient satellite services to consumers and small businesses, and we plan to change that.

Industry

The technology industry in general is exciting in that innovations come fast and furious and often take society in leaps and bounds farther into the future. Specifically, within the weather industry, advances in artificial intelligence allow us to more accurately predict the weather but also to bring the newly forged information to users in more useful ways that integrate and compliment their day to day lives and operations. By incorporating data from space using advanced sensors and AI computing at the edge, MyRadar expands the breadth of information and alerting services it can uniquely provide. Combining all of this technological wizardry using ubiquitous technologies like mobile apps, augmented reality devices and artificial intelligence, amazing features can be dreamt into reality and applied to everyday experiences.

The tech industry is always moving, with constant innovations shaping our future in exciting ways. This is particularly true in the weather sector where we use artificial intelligence to improve our weather predictions and to deliver this new information to users in a way that fits easily into their daily routines. MyRadar takes this a step further by integrating data from advanced space sensors and edge AI computations, broadening the unique information and alerts we can provide. Using readily accessible technologies like mobile apps, augmented reality, and artificial intelligence, we can turn innovative ideas into practical features for everyday use.

The Software as a Service (SaaS) sector, valued at $215 billion in 2021, is anticipated to skyrocket to a staggering $883 billion by 2029. Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. We believe we're positioned to serve a currently-underserved niche within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Moreover, our offerings also contribute to mitigating the effects of climate change, including damage resulting from devastating wildfires.

Current Stage and Roadmap

As the highest-rated weather app of the top 10 apps in the Weather category on the iOS app store, we've built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

2022, We successfully launched 3 engineering prototype satellites in May of 2022 aboard Rocket Lab's "There And Back Again" mission. Communications were established and imagery and data were sent back to earth, validating the engineering process and the basic platform. This was a valuable experience in that it brought us through the regulatory process as well as the design, engineering and testing phases of satellite construction and launch, and everything in between.

2022, We successfully completed a Phase 1 STTR contract for AFWERX in demonstrating the ability to detect particulates resulting from hypersonic missile launches. This technology will be integrated into MyRadar's satellite constellation for orbital detection, and has civilian use cases in monitoring emissions on the Earth's surface with regard to climate change.

2023, We successfully completed our Phase 1 contract with NOAA to build out and test an engineering prototype of our HORIS constellation for the purpose of detecting and mitigating the effects of wildfires, otherwise known as our Orbital Wildfire Resilience (OWR) project.

2023, Additionally, we were selected for a Phase 1 SBIR contract with the Navy to apply our patented nowcasting technology to cloud cover prediction; once complete, in addition to selling this data service to the Navy, it will help us offer unique products not found with other weather providers - better cloud prediction for aviation, drone use, solar power optimization, skygazing, agriculture, and a laundry list of other applications.

2023, We were chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others.

We soft-launched our proprietary road weather and surface conditions forecast system, aka RouteCast. Preparing a full rollout by Winter 2023.

Selected by Google as an Early Access Partner for their Android Automotive vehicle OS, we will deliver RouteCast and other features on this new platform.

Selected as an early-access developer for Galaxy Fold.

Chosen by Casio, Suunto to ship MyRadar on their Android Wear products.

Partnership with the Weather Channel to show our aircraft tracking data on air.

Upcoming products include WeatherWorks Software as a Service products for monitoring and alerting of critical infrastructure, weather-optimized fleet routing and tracking system, including RouteCast, our proprietary road weather and surface conditions forecast. Great for entire fleets or the everyday driver.

ChatGPT integration to allow natural language interaction and planning with our customized weather products.

AR/VR applications for showing weather and data integrated with consumer devices including Apple's upcoming AR/VR product.

Won several Telly awards for our video content production.

Future Roadmap

There has never been a more exciting time to be a part of MyRadar's journey. As we chart the course for the upcoming years, our key objectives are to significantly grow our subscriber base and to introduce an array of innovative Software as a Service (SaaS) products, all of which will be enhanced by our forthcoming orbital satellite constellation. By the end of the year, we'll be introducing these cutting-edge SaaS offerings, all of which will utilize our exclusive data. Bolstered by additional grant support from NOAA, we will be sending the first two trailblazing members of our HORIS satellite constellation into orbit.

Moreover, we're thrilled to share that we're developing a plethora of extraordinary new features for MyRadar. Capitalizing on the latest breakthroughs in AI, natural language models, augmented and virtual reality, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

The Team

Officers and Directors

Name: Andrew Green

Andrew Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Sole Director
  Dates of Service: August, 2009 - Present
  Responsibilities: Green formed an Internet-based aviation information services company, which evolved into a software and services company that is today known as ACME AtronOmatic, LLC. The company's primary product is the popular MyRadar weather and environmental. Andy generally oversees the business and it's day to day operations. Salary: $300K; Equity: 93%

Name: Sarvesh Garimella

Sarvesh Garimella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO & Chief Scientist
  Dates of Service: August, 2016 - Present
  Responsibilities: Responsible for developing and implementing operational strategies and plans that align with the organization's overall goals and objectives. Salary: 250K, Equity: 7%

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the

Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be new operational products or that the products may never be used to engage in transactions. It is possible that the failure to release new products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and

have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Green	21,700,000	Common Stock	93.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,666 of Common Stock.

Common Stock

The amount of security authorized is 23,910,000 with a total of 23,333,333 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 23,333,333
  Use of proceeds: Startup Funds
  Date: June 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for fiscal year 2022 was $8,195,946 just slightly lower compared to fiscal year 2021 revenue of $8,352,389. Less money was spent on advertising and marketing and was instead put towards R&D to invest in future technologies with larger margins. Ad technology changes from Apple reduced ad revenue year over year by $1.35 million, however, a changeover in earnest to a subscription revenue model during the 2022 fiscal year resulted in a year-over-year increase of $707,000 from $1.94 million in 2021 to $2.65 million in 2022 a 36% increase. Additionally, an increase in data sales of $422,500 closed the gap in total sales.

The subscription model has proven to be a successful driver of new growth, and as the revenue is recurring, it accumulates over time. Retention on monthly subscriptions is 84% month over month and on annual subscriptions it's 80% year over year.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as they are expected to increase as new subscribers are brought on board. In addition, once our HORIS satellite-based earth observation platform comes online, significant new revenue opportunities open up for government and enterprise customers. Past cash was primarily generated through advertising and subscription sales within the MyRadar mobile app. Our goal is to increase subscription revenues substantially through aggressive user acquisition campaigns and to open up new revenue streams once the constellation begins deployment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 18th, 2023 the Company has capital resources in the form of cash of $1.01 million, revolving credit lines totaling $180,000 and lines of credit worth $300,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations as we have a consistent stream of revenue, but they will help to fuel more rapid growth in new user subscriptions and shorten the company timeline in bringing products to market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 15% comes from the initial crowdfunding campaign. The company intends to raise up to $5M in total.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on past performance and current revenue and expenses.

As we are cash flow positive (i.e. profitable) and anticipate remaining so after raising funds, both the pre-money and post-money burn rates are $0.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

As we are cash flow positive (i.e. profitable) and anticipate remaining so after raising funds, both the pre-money and post-money burn rates are $0.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including. Our primary focus is this current crowdfunding campaign, but we may pursue future sources of capital after our campaign.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $282,015.00
  Interest Rate: 9.75%
  Maturity Date: November 13, 2028

- Creditor: Bluevine Loan
  Amount Owed: $64,313.00
  Interest Rate: 1.85%
  Maturity Date: May 31, 2023

- Creditor: Line of Credit
  Amount Owed: $276,959.00
  Interest Rate: 23.0%
  The Company entered into a Line of Credit agreement during fiscal year 2021. The credit facility size amounts to $571,215. The interest rate is 23% per annum. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $276,959 and $131,874, respectively. The entire balance is classified as current.

- Creditor: Andy Green
  Amount Owed: $256,569.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Entity: Andy Green
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: From December 31, 2020, through December 31, 2021, the Company loaned $256,569 to a shareholder Andy Green.
  Material Terms: The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance of this loan is $256,569.

Valuation

Pre-Money Valuation: $69,999,999.00

Valuation Details:

ACME AtronOmatic is seeking a pre-money valuation of $69,999,999.00. This valuation is based on a careful analysis of several key factors that contribute to the company's value proposition. In this analysis, we will discuss the market presence of our app, MyRadar, the revenue growth and scalability of our business model, our innovative product features, profitability, the smallsat constellation project, and the potential for additional subscription revenue through prosumer and enterprise-grade software services.

A. Market Presence and User Base

MyRadar has achieved a strong market presence, with a lifetime download count of 55 million and 15 million active users. These impressive figures highlight the app's popularity and indicate a well-established and growing user base. The significance of this user base lies in the potential for further growth, as more users join and engage with the app over time. Sources: [App Store Analytics, Google Play Store Analytics]

These characteristics contribute to the overall value of the company as they represent our established core revenue. In the total PMV calculation, the factor of market presence and user base plays a crucial role. It directly influences the valuation of the company by indicating the potential for revenue generation and future growth. The market presence of the app, MyRadar, is measured by its lifetime download count of 55 million and 15 million active users. We believe these figures reflect the app's popularity and demonstrate that it has already established a strong foothold in the market. We also believe the large user base indicates a significant number of potential customers who have already adopted and engaged with the app.

This crucial role is that these figures represent the popularity and established user base of the app, indicating a significant number of potential customers. The larger the user base, the greater the potential for revenue growth through various channels such as in-app purchases, advertisements, and premium subscription options. The market presence and user base contribute to the overall value of the company by reflecting its revenue-generating potential and future growth prospects.

B. Revenue Growth and Scalable Business Model

Our consistent annual revenue growth, particularly in the recurring subscription revenue, serves as a testament to our robust and scalable business model. This revenue growth indicates that MyRadar is not only attracting new users but also successfully monetizing its user base. The scalability of our business model allows for increased revenue generation as the user base expands.

This crucial role of consistent annual revenue growth, particularly in recurring subscription revenue, serves as a testament to the robust and scalable business model of MyRadar. This revenue growth indicates that the app is not only attracting new users but also successfully monetizing its user base. The scalability of the business model allows for increased revenue generation as the user base expands. The revenue growth contributes to the value of the company by demonstrating its ability to generate sustainable returns and providing a positive outlook for future growth. Therefore, we believe the revenue growth contributes to the value of the company & our PMV calculation.

C. Revenue Multiplies

The current market median revenue multiple for SaaS company valuations is ~8x according to research by S&P Capital IQ. Based on last year's revenue of $8.23M and preliminary 2023 figures, we believe MyRadar is on track (excluding outside investment figures) to surpass the $8.75M in revenue required to merit an 8 x $8.75M = $70M valuation based on the market multiple. Further, when using the 8x multiplier on our 2022 figures alone, we are able to justify $65,855,568 of our pre-money valuation for this current funding round.

In addition, factors like our market presence, strong user base, historical revenue growth, scalable business model, innovative product features, profitability, smallsat constellation project, prosumer and enterprise SaaS products, as well as our unique market position and growth potential all contribute to the value of MyRadar; see below for details on how this conclusion was reached.

D. Innovative Product Features

MyRadar's development pipeline includes innovative and original product features that enhance the app's value proposition. These features are designed to expand the scope of valuable services offered by MyRadar, differentiating it from competitors. The introduction of these new features will attract more users and further engage the existing user base, contributing to the app's growth potential. The development pipeline of MyRadar includes innovative and original product features that enhance the app's value proposition. We believe, these features differentiate MyRadar from competitors and expand the scope of valuable services offered. By introducing new features, MyRadar can attract more users and further engage the existing user base, which contributes to the app's growth potential. The innovative product features represent revenue potential and are a component of the value of the company further justifying our PMV calculation.

E. Profitability & Revenue

Since its inception, our company has consistently maintained profitability. This financial stability is a strong indication of the company's ability to generate sustainable returns. It demonstrates effective cost management, revenue generation, and a solid foundation for future growth. The consistent profitability of the company since its inception indicates effective cost management, revenue generation, and a solid foundation for future growth. Profitability is a favorable factor that contributes to the value of the company by demonstrating its ability to generate sustainable returns and financial stability. Revenue for the fiscal year 2022 was $8,231,946, about flat compared to the fiscal year 2021 revenue of $8,291,021. Ad technology changes from Apple reduced ad revenue year over year by $1.35 million, however, a changeover in earnest to a subscription revenue model during the 2022 fiscal year resulted in a year-over-year increase of $707,000 from $1.94 million in 2021 to $2.65 million in 2022, a 36% increase. Additionally, an increase in data sales of $422,500 closed the gap in total sales.

The subscription model has proven to be a successful driver of new growth, and as the revenue is recurring, it accumulates over time. Retention on monthly subscriptions is 94% month over month and on annual subscriptions it's 80% year over year. We believe the profitability & revenue of the company favorably contribute to the value of the company & further justify our $69,999,999.00 PMV.

F. Smallsat Constellation Project

Our company's innovative smallsat constellation project has gained recognition through a grant from the NOAA. This project not only serves a vital societal function but also presents new revenue opportunities. By selling additional data generated through this service via the MyRadar app, we can diversify our revenue streams and further capitalize on the app's existing user base. The innovative smallsat constellation project of the company, which has gained recognition through a grant from the NOAA, presents new revenue opportunities. By selling additional data generated through this service via the MyRadar app, the company can diversify its revenue streams and capitalize on the existing user base. We strongly believe the data services and products made available by the satellite constellation contribute to the value of the company.

G. Prosumer and Enterprise-Grade Software Services

The introduction of new prosumer and enterprise-grade software services through the MyRadar app will unlock additional subscription revenue. These services cater to a wider range of users, including professionals and businesses, expanding the app's target market and revenue potential. These new revenue streams contribute to the company's earning potential & further justify the overall value of the company.

H. Market Growth and Position

The ongoing growth of the Software as a Service (SaaS) market, coupled with our company's position within it, further supports the proposed valuation of $69,999,999.00. As the SaaS market expands, there is a greater demand for innovative and reliable applications like MyRadar. Our well-established presence in the market, coupled with the aforementioned factors, positions us for continued growth and success.

In sum, this valuation takes into account the revenue generated from this user base as well. With a well-established and growing user base, we believe there is a higher likelihood of continued revenue generation through various channels such as in-app purchases, advertisements, and premium subscription options. The larger the user base, the greater the potential for revenue growth. The unique product features represent revenue potential and are a component of the value of the company. Moreover, the user base provides an opportunity for further expansion and growth. As more users join and engage with the app over time, there is potential for increased revenue through user acquisition, retention, and monetization strategies. This growth potential is a valuable asset for the company and contributes to its overall PMV calculation

Conclusion

In conclusion, the market presence and user base of MyRadar contribute significantly to the company's valuation. The established core revenue, represented by the large user base and potential for growth, demonstrates the app's market success and revenue-generating potential. This factor is carefully considered in the overall PMV calculation to assess the value of the company. Therefore, considering the strong market presence, revenue growth, revenue multiples, profitability, innovative product features, the smallsat constellation project, the potential for additional subscription revenue, and our position within the growing SaaS market, we believe a valuation of $69,999,999.00 is a reasonable basis for our company. This valuation reflects the value of our user base, revenue streams, future growth potential, and the unique features that we believe set us apart from competitors.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security, Common Stock, authorized and outstanding. The Company has no outstanding options, warrants, or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $4,999,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  18.0%
  We will use 18% of the funds raised for development and testing of the HORIS pathfinder satellites to be launched in 2024.

- Working Capital
  76.5%
  We will use 76.5% of the funds for working capital to cover expenses for an aggressive user acquisition campaign to drive subscription revenue growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://myradar.com (http://acmeaom.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/acmeatronomatic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ACME AtronOmatic, Inc

[See attached]

ACME AtronOmatic LLC

Financial Statements
Year Ended December 31, 2022 and 2021

(Expressed in US Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 3

Statement of Operations 4

Statement of Changes in Members' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
ACME AtronOmatic LLC
Orlando, Florida

Opinion

We have audited the financial statements of ACME AtronOmatic LLC, which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ACME AtronOmatic LLC as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ACME AtronOmatic LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACME AtronOmatic LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

August 25, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 250,379	$ 755,547
Accounts Receivable, net	149,806	64,365
Due from Related Parties	-	-
Prepaids and Other Current Assets	-	4,120
Total current assets	**400,184**	**824,031**
Other long term asset	19,089	22,271
Property and equipment, net	19,125	31,472
Total assets	**$ 438,399**	**$ 877,774**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 35,200	$ -
Credit Cards	131,143	223,260
Current Portion of Loans and Notes	276,959	131,874
Line of Credit	64,313	-
Total current liabilities	**507,615**	**355,134**
Promissory Notes and Loans	355,681	401,462
Total liabilities	**863,296**	**756,596**
MEMBERS' EQUITY		
Members' Equity	(424,897)	121,177
Total Members' Equity	**(424,897)**	**121,177**
Total Liabilities and Members' Equity	**$ 438,399**	**$ 877,773**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	8,195,946	$	8,352,389
Cost of Goods Sold		-		-
Gross profit		8,195,946		8,352,389
Operating expenses				
General and Administrative		5,545,203		5,372,499
Research and Development		1,423,982		996,246
Sales and Marketing		958,221		1,432,738
Total operating expenses		7,927,405		7,801,482
Operating Income/(Loss)		268,540		550,907
Interest Expense		224,514		151,930
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		44,026		398,977
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**44,026**	**$**	**398,977**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**214,643**
Contributon/Distribution of Capital, net		(492,443)
Net income/(loss)		398,977
Balance—December 31, 2021	**$**	**121,177**
Contributon/Distribution of Capital, net		(590,101)
Net income/(loss)		44,026
Balance—December 31, 2022	**$**	**(424,898)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	44,026	$	398,977
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation expense		12,347		13,213
Amortization of loan costs		3,182		3,182
Changes in operating assets and liabilities:				
Acccounts receivable, net		(85,440)		(61,368)
Prepaids and Other Current Assets		4,120		5,897
Accounts Payable		35,200		-
Credit Cards		(92,117)		15,367
Security Deposit		3,182		3,182
Net cash provided/(used) by operating activities		**(75,502)**		**378,449**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases/Sales of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Contributon/Distribution of Capital, net		(593,283)		(495,624)
Borrowing on Promissory Notes and Loans, net of payments		163,617		93,779
Net cash provided/(used) by financing activities		**(429,666)**		**(401,845)**
Change in cash		(505,168)		(23,396)
Cash—beginning of year		755,547		778,943
Cash—end of year	**$**	**250,378**	**$**	**755,546**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	224,514	$	151,930
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ACME AtronOmatic LLC was formed on August 18, 2009, in the state of Florida. The financial statements of ACME AtronOmatic LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

ACME AtronOmatic LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $24,381 and $505,547, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile apps for aviation, weather, and consumer sectors, as well as from advertising.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $958.221 and $1,432,738, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 25, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ -	$ 4,120
Total Prepaids and other current asset	**$ -**	**$ 4,120**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Andrew Green	93.0%
Sarvesh Garimella	7.0%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 517,200	9.75%	11/13/2018	11/13/2026	$ 28,104	$ -	$ 51,720	$ 303,961	$ 355,681	$ 31,410	$ -	$ 51,720	$ 349,742	$ 401,462
Mulligan Funding #1	$ 400,000	24.00%	4/15/2021	4/15/2022	$ 7,862	$ -	$ -	$ -	$ -	$ 88,138	$ -	$ 131,874	$ -	$ 131,874
Mulligan Funding #2	$ 400,000	23.00%	3/9/2022	Refinanced 6/2022	$ 52,087	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mulligan Funding #3	$ 200,000	23.00%	6/30/2022	6/30/2023	$ 84,521	$ -	$ 276,959	$ -	$ 276,959	$ -	$ -	$ -	$ -	$ -
Bluevine Line of Credit	$ 145,000	1.85%	5/31/2022	9/5/2023	$ -	$ -	$ 64,313	$ -	$ 64,313	$ -	$ -	$ -	$ -	$ -
Total	$ 1,662,200				$ 172,573	$ -	$ 392,992	$ 303,961	$ 696,953	$ 119,548	$ -	$ 183,594	$ 349,742	$ 401,462

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 392,992
2024	51,720
2025	51,720
2026	51,720
Thereafter	148,801
Total	**$ 696,953**

Line of Credit

The Company entered into a Line of Credit agreement with during fiscal year 2022. The credit facility size amounts to $145,000. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $64,313. The entire balance is classified as current.

6. RELATED PARTY

There were no related party transactions during the years ended December 31, 2022 and December 31, 2021.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through August 25, 2023, which is the date the financial statements were available to be issued.

On January 16, 2023, the Company entered into a Business Loan and Security Agreement with Mulligan Funding. The loan refinanced the remaining balance of the most recent loan and increased the amount borrowed by $350,000 resulting in a new loan with a principal balance of $571,215. The loan has a twelve-month repayment period and carries an interest rate of 23%.

In April 2023, the Company entered into a short-term bridge loan with Delta Fundkite for a total of $459,926. The loan payment terms include weekly payments in the amount of $9,852.

On May 24, 2023, the Company entered into a Merchant Agreement whereby the Company will sell future receivables totaling no more than $350,000 to Proventure Capital at a discount of 30%. As of August 25, 2023, this advance has been repaid in full.

In July 2023, the Company secured a one-year contract with the US Navy in the amount of $139,946.

On August 9, 2023, the Company secured a two-year U.S. Department of Commerce grant in the amount of $649,864.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

ACME ATRONOMATIC, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (JULY 7, 2023)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 3

Statement of Operations 4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ACME AtronOmatic, Inc.
Orlando, Florida

To the Board of Members
ACME AtronOmatic LLC
Orlando, Florida

Opinion

We have audited the financial statements of ACME AtronOmatic LLC, which comprise the balance sheets as of July 7, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the period from inception (July 7, 2023), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ACME AtronOmatic LLC as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ACME AtronOmatic LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic LLC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACME AtronOmatic LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 16, 2023
Los Angeles, California

ACME ATRONOMATIC INC.

BALANCE SHEET

As of inception	July 7, 2023	
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
		-
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$	-
STOCKHOLDERS EQUITY		
Common Stock		2,333
Subscription Receivable		(2,333)
Retained earnings/(Accumulated Deficit)		-
Total Stockholders' Equity		**-**
Total Liabilities and Stockholders' Equity	**$**	**-**

See accompanying notes to financial statements.

As of inception	**July 7, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date (July 7, 2023)	-				
Issuance of Stock	23,333,333	$ 2,333	(2,333)		$ -
Net income/(loss)	-	-		$ -	-
Balance— (July 7, 2023)	**23,333,333**	**$ 2,333**	**$ (2,333)**	**$ -**	**$ -**

See accompanying notes to financial statements.

As of inception	July 7, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of equity interest	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The financial statements of ACME AtronOmatic Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

The company is exclusively a holding company to ACME AtronOmatic LLC. In consideration for the acquisition of the entire 100% ownership interest in ACME AtronOmatic LLC, on July 7, 2023, the company issued a total of 23,333,333 common stock to two members of ACME AtronOmatic LLC.

ACME AtronOmatic LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of July 7, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

ACME AtronOmatic Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is exclusively a holding company with no independent revenue stream.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 16, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 23,910,000 shares of Common Stock at a par value of $0.0001. As of July 7, 2023, 23,333,333 Common Stock have been issued and are outstanding.

4. DEBT

The Company has no debt as of July 7, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of July 7, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 7, 2023 through August 16, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF ACME ATRONOMATIC

Keeping You Ahead of the Storm!

MyRadar (an AI-focused software company) empowers 15M+ users with an app that anticipates weather and environmental threats. Our anticipated satellites can soon ...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ACME
AtronOmatic
Waitlisted
Keeping You Ahead of the Storm
myradar

$1,135,844.53 Raised

Invest Now
$3.00 Per Share

RAISED	INVESTORS
$1,135,844.53	798
MIN INVEST	**VALUATION**
$399	$70M

REASONS TO INVEST

- POPULAR APP: Our proprietary AI rain prediction algorithms are just one of the key valuable features our users love with the MyRadar app. Millions of users rely on us every day to keep them ahead of the weather and other dangers, and we're still growing.
- WE'RE PLANNING FOR SPACE!: We're planning to build and launch our own satellites to better observe the world from above using advanced AI software "at the edge" to monitor the planet and alert users of the dangers below. This will further increase the value of our services and allow us to innovate even further to help keep people safe from impending environmental threats.
- ESTABLISHED & EXPERIENCED: MyRadar was established in 2009 and is on a mission to keep innovating and provide users with an unparalleled range of imagery, data, and services.

THE PITCH

Situational Awareness Empowered by Artificial Intelligence and Eyes From Orbit


ONE OF THE TOP RATED WEATHER APPS
myradar™
50M
DOWNLOADS
10M
ACTIVE MONTHLY USERS
TOP 5
HIGHEST RATED APP IN THE TOP % APPS OF THE WEATHER CATEGORY

MyRadar is already an invaluable tool for millions of people every day, and now we're seeking to launch ourselves into orbit - literally and figuratively - in order to expand our data-collection capabilities to provide unique, novel services to businesses and consumers alike. We're also increasing our reach to provide global coverage, and we're making a significant push into the Software as a Service market in order to bring all of the useful consumer-based tools we've innovated to commercial and government customers.


00:32

THE PROBLEM & OUR SOLUTION

Too Much Data, Not Enough Actionable Guidance

Weather and climate disasters are on the rise. The United States suffered separate 20 billion-dollar disasters in 2021 alone (Source). Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all of this info to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.


We Have A Wide Technology Moat
Orbital intelligence in a convenient and intuitive app
ACCURACY
Driven by technological data which is processed in a unique way using proprietary AI software
IN-HOUSE PROPRIETARY TECHNOLOGY
Physical AI and ML algorithm development with unique nowcast capabilities deliver accurate alerts
SIMPLICITY
App-centric user experiences built on an at-scale platform
LATENCY
Can deliver alerts globally in a matter of seconds

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. We're kicking that process into overdrive to keep up the pace, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users - from basic day-to-day storm awareness, to rain alerts, heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We're about to release RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. We're integrating this feature with our upcoming CarPlay, Android Auto, and Android Automotive apps, but we're also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.


10:05
Laurel
Natchez
Hattiesburg
55
59
1:56
arrival
3:51
hrs
214
mi

And soon, with the help of our HORIS satellite constellation, we can be able to provide high-end data and alerting services to businesses, governments, and defense institutions. We can even let the everyday user download a SatelliteSelfie(tm), an image triggered at a specific time over a location of their choosing - all of this right from within the MyRadar app, bringing satellite intelligence down to the masses at the tap of a mobile screen.



HORIS Engineering Bench Prototype

**The image above depicts a prototype. The product is currently still under development and is not yet available on the market.*

THE MARKET & OUR TRACTION

A Market Overflowing With Data In Need of Simplification & Purpose

The Software as a Service (SaaS) sector, valued at $237 billion in 2022, is anticipated to reach a staggering $908 billion by 2030 (Source). Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. As a top 5 weather app in the Weather category on the iOS app store, we've built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

We believe we're positioned to serve a currently-underserved niche within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations. MyRadar's WeatherWorks suite of services will help businesses interpret all of this environmental data and use it for valuable guidance.


MyRadar Roadmap
Anticipated Milestones and Goals for Post-Investment Growth
NEW CUSTOMERS
• Efficient acquisition campaigns
• Improved subscriber conversion
• International expansion
NEW PRODUCTS
• Road weather API
• AR/VR user experience
• Agriculture analysis
• Wildfire prediction and alerting
SATELLITES
• Deploy proprietary products in 2024
• Strengthen weather forecast analytics
• Missile detection
• Satellite imagery



**The image above depicts HORIS satellite constellation prototypes. The HORIS product is currently still under development and is not yet available on the market.*

In 2022, we successfully launched 3 of our engineering prototype satellites in May of 2022 aboard Rocket Lab's "There And Back Again" mission. Communications were established and imagery and data were sent back to earth, validating the engineering process and the basic platform. We also successfully completed a Phase 1 STTR contract for AFWERX in demonstrating the ability to detect plasmas like those resulting from hypersonic missiles. This technology will be integrated into MyRadar's satellite constellation for orbital detection, and has civilian use cases in monitoring emissions on the Earth's surface with regard to climate change.

In 2023 we have successfully completed our Phase 1 contract with NOAA to build out and test an engineering prototype of our HORIS constellation for the purpose of detecting and mitigating the effects of wildfires, otherwise known as our Orbital Wildfire Resilience (OWR) project. We were also chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others. This will complement our Apple CarPlay and Android Auto apps, as a native experience that runs right in the car without a phone.

WHY INVEST

A Proven Track Record With Growing Revenue Streams Through Innovation

MyRadar has seen steady growth in free and paid users since its inception. Our bread-and-butter revenue stream in the app's development still has enormous room for growth with the introduction of new features and services - the list of which in the pipeline is considerable. Now, with the anticipated development and launch of its satellite constellation, not only would we be able to use this data to enhance the core data products in the MyRadar app - increasing accuracy - but an additional product line of high-value remote sensing data and services can be created, potentially allowing us to provide unique and proprietary services to enterprise customers, government institutions and defense agencies.


★★★★★
THE BEST ONE IN THE APP STORE by LensiTunes – May 24, 2023
Absolutely amazing. Predicts rain, snow and lightning minutes ahead!!
★★★★★
Awesome by pancho1737 – May 24, 2023
This app is awesome, it is super accurate and never lets me down. I use it in south Florida where over the summer it rains daily, and when I'm out on the boat it works great to track rain and move when a patch is coming my way.
★★★★★
Best Weather Information by NE Austin Metro Person – May 24, 2023
This is the best rain and lightning information app by a country mile. I use it regularly to see storm fronts and when rain will actually start falling within 10-15 minutes. There's enough wind information to even see if a tornado is possible or likely. I'm not sure where they pull the data from but it's definitely accurate within two minutes or so. The free ads aren't intrusive but I'm going to start paying for it soon just to support the people who made and maintain it.

**The above testimonials may not be representative of the opinions or of the experiences of other users and is not a guarantee of future performance or success.*

We're excited to bring others on board the journey with us as we launch into the future with AI-driven space-borne intelligence for the masses! Invest in MyRadar today and come along for the ride. Don't miss out on being a part of MyRadar's story!


8/8/2018 6:00 AM UTC
8/7/2018 6:00 PM UTC
8/7/2018 9:00 AM UTC

ABOUT

HEADQUARTERS
111 W Jefferson St Ste 200
Orlando, FL 32801

WEBSITE
View Site

MyRadar (an AI-focused software company) empowers 15M+ users with an app that anticipates weather and environmental threats. Our anticipated satellites can soon monitor Earth from orbit! These satellites are still in the prototype stage of development.

TEAM



Andrew Green
CEO

In 1989, Andy Green started one of the world's first public-access Internet Service providers. The service pioneered the use of modern Internet access technologies commonly used today, including Internet over Cable TV networks and Internet over DSL lines. The service was sold in 1998. In 2000, Green formed an Internet-based aviation information services company, which evolved into a software and services company that is today known as ACME AtronOmatic, LLC. The company's primary product is the popular MyRadar weather and environmental information app. Downloaded over 50 million times, the app is available on iOS, Android, Windows, Xbox and Alexa. The infrastructure behind the app also supports business services, and a number of research projects for the US military and federal government. For his efforts in advancing weather and environmental awareness, Green was nominated Weatherperson of the Year in 2020.



Sarvesh Garimella
CTO, Chief Scientist

Dr. Sarvesh Garimella works at the interface of artificial intelligence, atmospheric science, and instrument development. He oversees the research and innovation efforts at MyRadar to create novel capabilities and products. With a background in planetary science and environmental engineering as an undergraduate at Caltech (BS '11), his graduate career focused on clarifying the role of anthropogenic emissions of particulate matter on clouds and climate. He was awarded a masters in Atmospheric Science (SM '14) and doctorate in Climate Physics and Chemistry at MIT (PhD '16), where his research focused on developing the Spectrometer for Ice Nuclei and representing the microphysical underpinnings of ice cloud formation in global climate models with a machine learning approach. As part of his affiliation with the MIT Center for Global Change Science, his work also examined the policy implications of this research from both a climate and human health perspective.



David Ryglicki
Principal Scientist

Prior to his employment at MyRadar, Dr. Ryglicki worked for the federal government for 10.5 years, with the majority of those years in service to the United States Navy as an employee of both the Fleet Numerical Meteorology and Oceanography Center (FNMOC) and the Naval Research Laboratory (NRL) in Monterey, CA. His major accomplishments at FNMOC include the successful transition of the new NAVGEM ensemble forecast system, including all operational scripting and post-processing while supervising a contractor to handle the verification analyses, and developing tactical decision aids for warfighter support of various field campaigns such as the Syrian civil war and asset retrievals in foreign seas. He then moved to NRL in 2015 as a National Research Council postdoctoral scholar and was subsequently promoted to full-time federal employment again as a Meteorologist. His work primarily encompasses tropical cyclones (discovering a new pathway to rapid intensification in hostile environmental conditions) and development of the Navy's next-generation NWP model, NEPTUNE, using novel spectral element methods. At MyRadar, he has developed AI/ML models to perform bias correction, single-image super resolution tasks, and spectral classification.



Brice Lambi
Principal Software Architect

Brice Lambi is a Software Engineer with MyRadar with 17 years of experience in the Weather Industry. He spent many years working in weather research organizations and federal labs in Boulder, CO before moving to the private sector. Over the years Brice has been on the cutting edge of weather software and made great strides in bringing modern machine learning to weather data engineering efforts. Brice has been instrumental in building MyRadar's road weather prediction and verification systems and enterprise solutions. Brice holds a BS in Computer Science from Iowa State University and a MS in Computer Science from University of Colorado Boulder.

TERMS

ACME AtronOmatic

Overview

PRICE PER SHARE
$3

VALUATION
$70M

DEADLINE
Oct 17, 2023

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$399

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,998

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,666,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Loyalty Bonus Perk

As you previously signed up for Acme's TTW, you are eligible for 5% additional bonus shares.

Combo/Avid Investor Perk

Invest $399+ (minimum investment) within the first two weeks and receive 5% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-based Perks

Tier 1 Perk — Invest $1000+ and receive MyRadar T-shirt & subscription (worth $20/yr or thereabouts).

Tier 2 Perk — Invest $5,000+ receive MyRadar hat and mug & 3% bonus shares

Tier 3 Perk — Invest $10,000+ and receive Zoom call with founder & exec team and MyRadar umbrella & 5% bonus shares

Tier 4 Perk — Invest $15,000+ and receive a SatelliteSelfie(tm), a picture over your house from the first operational satellite (Your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), and a MyRadar rain jacket 7% bonus shares

Tier 5 Perk — Invest $20,000+ and receive Personalized video weather forecast for your location done by our meteorologist & 9% bonus shares

Tier 6 Perk — Invest $30,000+ and receive name inscribed on the satellite & 11% bonus shares

Tier 7 Perk — Invest $50,000+ and receive Dinner with the founder and executive team, including domestic airfare and hotel to Orlando & 13% bonus shares

Tier 8 Perk — Invest $75,000+ and receive Invite to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel & 15% bonus shares

Tier 9 Perk — Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) & 17% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

ACME AtronOmatic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Space News
MyRadar expands wildfire detection with NOAA funding

View Article

SatNews
ACME AtronOmatic Obtains FCC License + Will Start Launching Their First Prototype Satellites Via Rocket Lab

View Article

PBS News Hour
Could Australia's bushfire disaster alter the conversation on climate change?

View Article

Alba Orbital
ACME'S POCKET-SIZED SATELLITES TAKING IMAGES FROM SPACE FOR POPULAR 'MYRADAR' WEATHER APP

View Article

Florida Trend
An Orlando app developer builds on his 50 million-downloaded MyRadar

View Article

Show More Press

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into ACME AtronOmatic.

$399
EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.
Select

$1,000
TIER 1
Invest $1000+ and receive MyRadar T-shirt & subscription (worth $20/yr or thereabouts).
Select

$5,000
TIER 2
Invest $5,000+ receive MyRadar hat and mug & 3% bonus shares
Select

$10,000
TIER 3
Invest $10,000+ and receive Zoom call with founder & exec team and MyRadar umbrella & 5% bonus shares

$15,000
TIER 4
Invest $15,000+ & receive a SatelliteSelfie + MyRadar rain jacket + 7% bonus shares.

$20,000
TIER 5
Invest $20,000+ and receive Personalized video weather forecast for your location done by our meteorologist & 9% bonus shares

Select

Select

Select

$30,000

TIER 6

Invest $30,000+ and receive name inscribed on the satellite & 11% bonus shares

Select

$50,000

TIER 7

Invest $50,000+ and receive Dinner with the founder and executive team, including domestic airfare and hotel to Orlando & 13% bonus shares

Select

$75,000

TIER 8

Invest $75,000+ and receive Invite to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel & 15% bonus shares

Select

$100,000

TIER 9

Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) & 17% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

JB

Jamin Brandt

14 days ago

I'm not

0 0

CS

Chaim Schwartz

19 days ago

Did f

0 0

DM

David Moran

24 days ago

I have submitted a request to invest, but am on a waitlist. What is up with that? Will my investment be executed any time soon? Or ...

Show more

1 0

AG

Andy Green

ACME AtronOmatic • 24 days ago

Hey David! Best I can say is to hang tight, being on the waitlist is recommended! We did oversell our initial round in under a wee...

Show more

0

GH

Grigore Hreniuc
25 days ago

I live in Phoenix Az. Watching the local news and shows today the high in Phoenix (at the airport) was 109. My Radar shows 106. Who ...
Show more

1 0

AG

Andy Green
ACME AtronOmatic • 24 days ago

So the stations that record temperature are likely in different places; your local news station probably has one on site, wherea...
Show more

0

SM

Steven Marks
a month ago

Hi Andy!
...
Show more

2 0

AG

Andy Green
ACME AtronOmatic • 24 days ago

Hey Steven! You're on the waitlist, so that's the best thing for now!

0

View 1 more reply

PW

Paula Warfield
a month ago

There is a spectacular lighting show going on right now (Aug 2, 4:30pm PST) from Wyoming to Durango, Mexico. The layers ...
Show more

1 0

AG

Andy Green
ACME AtronOmatic • a month ago

You can already do that now! If you tap the "Layers" icon (3rd in from the left), then up top, in the row of colored icons, tap ...
Show more

0

PW

Paula Warfield
a month ago

Hi Andrew, Does Tier2 include a subscription for MyRadar? If so, how long is the subscription? Are you considering an eventual IPO ...
Show more

2 0

AG

Andy Green
ACME AtronOmatic • a month ago

Hey Paula! We decided not to throw in subscriptions for the investors, mostly because of the short time frame - we don't ...
Show more

0

View 1 more reply

ms

marc schneider
a month ago

Will the max investment be increased? Investment currently shows sold out.

4 0

WH

William Hearn
a month ago

I don't know about your first question but it still shows available for me. Looks like 100k or so still up for grabs.

0

View 3 more replies

MS

Marvis Scott
a month ago

Email sent. Should be from AQIservices.com. Maybe in your spam.

0 0

MS

Marvis Scott
a month ago

Since your office is in Orlando, do you intend to show up at the Florida State CERT conference the week of the 9th? ...
Show more

1 0

AG

Andy Green
ACME AtronOmatic • a month ago

Hey Marvis! As a matter of fact that feature is currently in development; the back-end portion has been completed (ie, all ...
Show more

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

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How much can I invest?

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What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

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(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. StartEngine Bulletin Board ("SE BB") is a bulletin board platform that advertises interest in shares of private companies that previously executed Reg CF or Reg A offerings. SE BB enables shareholders to communicate interest in potential sales of shares in private companies and investors to discover, review, and potentially invest in private companies. As a bulletin board platform, SE BB provides a venue for investors to access information about private company offerings and connect with potential sellers. SE BB is distinct and separate from StartEngine Secondary ("SE Secondary"), which is an SEC-registered Alternative Trading System (ATS) operated by SE Primary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. While a security may be displayed on the bulletin board, these securities will be subject to certain restrictions which may prevent the ability to buy and sell these securities in a timely manner, if at all. Even if a security is qualified to be displayed on the bulletin board, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video on the Campaign Page - The Pitch

You don't need to check the weather every five minutes

MyRadar will do it for you

MyRadar's patented AI-driven rain alerts will proactively notify you, up until an hour before the rain starts... right down to the minute.

A tap on the screen gives you the full weather breakdown, so you can plan your day and live smarter

AI empowers MyRadar to identify and interpret patterns in real time delivering accurate, location-specific alerts directly to your device.

Stay ahead of the storm, with MyRadar.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]


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EXCITING NEWS

WE ARE TAKING MYRADAR TO THE NEXT LEVEL

We've always had big dreams for MyRadar, and are excited to share some cool news.

We'll be launching a capital raise on StartEngine soon and want you to join us on our journey! Want in on the action? Drop your info below and be the first to know how you can invest in our growth. This is an opportunity to be a part of something special that you don't want to miss out on, trust us.

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Potential Investment Amount

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.